Dreyfus
New York Tax Exempt
Money Market Fund

ANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus New York Tax Exempt Money Market Fund, covering the 12-month period from June 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus New York Tax Exempt Money Market Fund perform during the period?

For the 12-month period ended May 31, 2006, the fund produced a yield of 2.24%. Taking into account the effects of compounding, the fund produced an effective yield of 2.26%.[1]

We attribute the fund's results to rising short-term interest rates in a recovering economy as well as supply-and-demand factors affecting tax-exempt money market instruments.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal, New York state and New York city personal income taxes as is consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a diverse portfolio of high-quality, tax-exempt money market instruments that provide income exempt from federal, New York state and New York city personal income taxes. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which generally are issued with maturities in the one-year range, may in turn lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

While inflation appeared to be subdued during much of 2005, inflation-related concerns intensified over the first five months of 2006 as the U.S. economic expansion gained momentum and energy prices surged to record highs. In its ongoing attempts to forestall an acceleration of inflation, the Federal Reserve Board (the "Fed") raised short-term interest rates eight times, driving the overnight federal funds rate to 5% by the reporting period's end.

Yields of tax-exempt money market instruments generally rose along with interest rates, reaching their highest levels in five years. However, yields of shorter-dated money market securities climbed more sharply than longer-dated securities, causing yield differences along the tax-exempt money market yield spectrum to narrow toward historical lows. By the end of the reporting period there was little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore continued to focus primarily on instruments maturing in six months or less. Even institutional investors who normally favor longer-term securities began to purchase tax-exempt money market securities, adding to demand and putting downward pressure on yields.

Due to low yields from very short-term, floating-rate instruments, we tended to focus on tax-exempt commercial paper and seasoned municipal notes and bonds maturing over six to nine months. We occasionally found opportunities among instruments with somewhat longer maturities, enabling us to maintain a weighted average maturity in a range that was in line with industry averages. In addition, we constructed a "laddered" portfolio of securities scheduled to mature at different times. This strategy was designed to help protect the fund's yield while ensuring that cash remains available for redemptions and new investments.

Finally, the fiscal conditions of New York state and New York city continued to benefit from the recovering economy, including better conditions on Wall Street. In fact, New York city received a credit-rating upgrade from a major bond rating agency during the reporting period. As a result, the state balanced its budget for its current fiscal year, and most issuers had less need to borrow. The reduced supply of newly issued securities was met with robust investor demand, helping to keep yields relatively low.

What is the fund's current strategy?

While recent data suggested that the U.S. economy remains on a path of sustainable growth, the economy and the Fed have sent mixed messages with regard to inflation and the possibility that the rate of economic expansion may begin to slow. As a result, while it currently appears that at least one or two additional rate hikes are likely, we believe that short-term interest rates are unlikely to rise substantially above current levels, especially if high energy prices curtail consumer spending. In addition, we expect issuance volume to increase during the summer when New York school districts traditionally come to market, which could cause yields to rise. Therefore, should we become convinced that interest rates have peaked, we are prepared to extend the fund's weighted average maturity in an attempt to lock in high current yields.

June 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Money Market Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.26
Ending value (after expenses)	$1,012.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.28
Ending value (after expenses)	$1,021.69

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2006

Short-Term Investments—100.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Albany Industrial Development Agency, Civic Facility Revenue (Albany College of Pharmacy) (LOC; TD Banknorth, N.A.)	3.49	6/7/06	8,000,000 [a]	8,000,000
Albany Industrial Development Agency, Civic Facility Revenue (Renaissance Corporation Albany of Project) (LOC; M&T Bank)	3.54	6/7/06	3,000,000 [a]	3,000,000
Albany Industrial Development Agency, Senior Housing Revenue (South Mall Towers Albany, L.P. Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.49	6/7/06	1,120,000 [a]	1,120,000
Allegany County Industrial Development Agency, Civic Facility Revenue (Houghton College Project) (LOC; Key Bank)	3.54	6/7/06	4,700,000 [a]	4,700,000
Babylon Industrial Development Agency, IDR (Lambro Industries Inc. Project) (LOC; Bank of America)	3.22	6/7/06	680,000 [a]	680,000
Brewster, GO Notes, BAN	4.73	5/18/07	2,600,000	2,615,827
Broome County Industrial Development Agency, Civic Facility Revenue (James G Johnston Memorial Project) (LOC; The Bank of New York)	3.21	6/7/06	1,205,000 [a]	1,205,000
Chautauqua County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy Project) (LOC; Key Bank)	3.54	6/7/06	1,075,000 [a]	1,075,000
Clinton County, GO Notes, BAN	3.72	7/20/06	2,400,000	2,400,275
Colonie Industrial Development Agency, IDR (13 Green Mount Drive Project) (LOC; HSBC Bank USA)	3.70	6/7/06	130,000 [a]	130,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Marist College Civic Facility) (LOC; The Bank of New York)	3.46	6/7/06	6,585,000 [a]	6,585,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	3.49	6/7/06	1,920,000 [a]	1,920,000
East Ramapo Central School District, GO Notes (Insured; FSA)	3.92	6/15/06	100,000	100,005
Eastchester Union Free School District, GO Notes, TAN	3.67	6/23/06	4,000,000	4,000,359
Erie County Industrial Development Agency, Civic Facility Revenue (Community Services Disabled Project) (LOC; Key Bank)	3.54	6/7/06	2,995,000 [a]	2,995,000
Erie County Industrial Development Agency, Civic Facility Revenue (DePaul Community Facilities Inc. Project) (LOC; Key Bank)	3.29	6/7/06	1,395,000 [a]	1,395,000
Erie County Industrial Development Agency, Civic Facility Revenue (People Inc. Project) (LOC; Key Bank)	3.54	6/7/06	2,585,000 [a]	2,585,000
Erie County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy Association Project) (LOC; Key Bank)	3.54	6/7/06	780,000 [a]	780,000
Erie County Industrial Development Agency, IDR (Luminescent System Inc. Project) (LOC; HSBC Bank USA)	3.70	6/7/06	4,345,000 [a]	4,345,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.53	6/7/06	5,085,000 [a,b]	5,085,000
Fayetteville-Manlius Central School District, GO Notes, BAN	4.18	11/3/06	725,620	727,967
Herkimer County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	3.54	6/7/06	2,035,000 [a]	2,035,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lancaster Industrial Development Agency, IDR (Lancaster Steel Service Project) (LOC; M&T Bank)	3.54	6/7/06	940,000 [a]	940,000
Liverpool Central School District, GO Notes, RAN	3.68	7/7/06	2,000,000	2,000,262
Metropolitan Transportation Authority, Dedicated Tax Fund, Refunding (Insured; XCLA and Liquidity Facility; Citibank NA)	3.48	6/7/06	18,775,000 [a]	18,775,000
Metropolitan Transportation Authority, Transit Facilities Service Contract	5.30	7/1/06	155,000 [c]	155,239
Monroe County, GO Notes (Insured; FGIC)	4.94	6/1/06	130,000	130,000
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.52	6/7/06	2,500,000 [a]	2,500,000
Monroe County Industrial Development Agency, IDR (2883 Associates LP) (LOC; HSBC Bank USA)	3.70	6/7/06	1,370,000 [a]	1,370,000
Monroe County Industrial Development Agency, IDR (Axelrod Realty Partnership) (LOC; JPMorgan Chase Bank)	3.71	6/1/06	520,000	520,000
Monroe County Industrial Development Agency, IDR (Mercury Print Productions Inc. Facility) (LOC; M&T Bank)	3.66	6/7/06	345,000 [a]	345,000
Monroe County Industrial Development Agency, IDR (National Development Council) (LOC; HSBC Bank USA)	3.44	6/15/06	650,000	650,000
Municipal Assistance Corporation for the City of New York	4.67	7/1/06	115,000	115,109
Municipal Assistance Corporation for the City of New York	5.53	7/1/06	325,000 [c]	325,566
Municipal Assistance Corporation for the City of New York	6.13	7/1/06	250,000	253,170
New York City (Liquidity Facility; Dexia Credit Locale)	3.53	6/7/06	2,470,000 [a,b]	2,470,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York City (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	5,000,000 [a,b]	5,000,000
New York City (LOC; JPMorgan Chase Bank)	3.60	6/1/06	3,720,000 [a]	3,720,000
New York City (Putters Program) (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank)	3.51	6/7/06	1,000,000 [a,b]	1,000,000
New York City, GO Notes	3.98	8/1/06	200,000	200,542
New York City, GO Notes	3.98	8/1/06	100,000	100,163
New York City, GO Notes	4.40	8/1/06	310,000	310,446
New York City, GO Notes	4.57	8/1/06	100,000	100,196
New York City, GO Notes	4.89	8/1/06	165,000	165,297
New York City, GO Notes	4.97	8/1/06	200,000	200,523
New York City, GO Notes	5.37	8/1/06	100,000	100,261
New York City, GO Notes (Insured; FGIC)	4.37	8/1/06	125,000	125,265
New York City, GO Notes (Insured; MBIA)	5.07	8/1/06	100,000	100,294
New York City Industrial Development Agency, Civic Facility Revenue (Abraham Joshua Heschel Project) (LOC; Allied Irish Banks)	3.52	6/7/06	2,000,000 [a]	2,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Convent Sacred Heart School) (LOC; Allied Irish Banks)	3.52	6/7/06	3,650,000 [a]	3,650,000
New York City Industrial Development Agency, Civic Facility Revenue (Ethical Culture School Project) (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	3.50	6/7/06	4,165,000 [a]	4,165,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York City Industrial Development Agency, Civic Facility Revenue (Jewish Community Center) (LOC; M&T Bank)	3.54	6/7/06	4,900,000 [a]	4,900,000
New York City Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.49	6/7/06	2,300,000 [a]	2,300,000
New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank)	3.55	6/7/06	1,160,000 [a]	1,160,000
New York City Industrial Development Agency, IDR (Novelty Crystal Corp.) (LOC; Commerce Bank)	3.60	6/7/06	3,725,000 [a]	3,725,000
New York City Industrial Development Agency, IDR (Swak Realty LLC Project) (LOC; The Bank of New York)	3.35	6/7/06	1,010,000 [a]	1,010,000
New York City Industrial Development Agency, Liberty Revenue (FC Hanson Office Associates LLC Project) (LOC; Lloyds TSB Bank PLC)	3.46	6/7/06	6,200,000 [a]	6,200,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; Dexia Credit Locale)	3.46	6/7/06	7,900,000 [a]	7,900,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Putters Program) (Insured; FSA and Liquidity Facility; Deutsche Postbank)	3.53	6/7/06	5,875,000 [a,b]	5,875,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.55	6/1/06	3,325,000 [a]	3,325,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.55	6/1/06	1,200,000 [a]	1,200,000
New York Counties Tobacco Trust II, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	4,760,000 [a,b]	4,760,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	7,330,000 [a,b]	7,330,000
New York State Dormitory Authority, College and University Revenue (Mount Saint Mary College) (Insured; Radian Bank and Liquidity Facility; Citizens Bank of Massachusetts)	3.52	6/7/06	7,300,000 [a]	7,300,000
New York State Dormitory Authority, Health Care Facilties Revenue (Mount Sinai Health) (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	2,100,000 [a,b]	2,100,000
New York State Dormitory Authority, Revenue (Oxford University Press Inc.) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.55	6/1/06	7,500,000 [a]	7,500,000
New York State Dormitory Authority, Revenue (University of Rochester) (Insured; MBIA)	4.92	7/1/06	500,000	500,460
New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects)	4.77	6/15/06	400,000	400,186

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects)	5.08	6/15/06	155,000	155,079
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.25	6/7/06	4,700,000 a	4,700,000
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.23	6/7/06	1,000,000 a	1,000,000
New York State Housing Finance Agency, Revenue (Nursing Home and Health Care Project) (Insured; MBIA)	4.50	11/1/06	150,000	150,579
New York State Housing Finance Agency, Revenue (Sea Park West Housing) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.23	6/7/06	3,450,000 a	3,450,000
Newburgh Industrial Development Agency, MFHR (Liquidity Facility; Merrill Lynch)	3.60	6/7/06	3,155,000 a,b	3,155,000
Northport-East Northport Union Free School District, GO Notes, TAN	3.96	6/30/06	4,770,000	4,771,446
Oneida County Industrial Development Agency, IDR (The Fountainhead Group, Inc. Facility) (LOC; Citizens Bank of Massachusetts)	3.50	6/7/06	3,165,000 a	3,165,000
Oswego County Industrial Development Agency, Civic Facility Revenue (Springside at Seneca Hill) (LOC; M&T Bank)	3.57	6/7/06	2,810,000 a	2,810,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Otsego County Industrial Development Agency, Civic Facility Revenue (Saint James Retirement Community Project) (LOC; M&T Bank)	3.52	6/7/06	2,410,000 [a]	2,410,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	3.54	6/7/06	3,700,000 [a]	3,700,000
Port Chester Industrial Development Agency, IDR (40 Pearl Street LLC) (LOC; The Bank of New York)	3.51	6/7/06	2,390,000 [a]	2,390,000
Putnam County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy) (LOC; Commerce Bank)	3.55	6/7/06	2,300,000 [a]	2,300,000
Rensselaer County Industrial Development Agency, Civic Facility Revenue (The Sage Colleges Project) (LOC; M&T Bank)	3.54	6/7/06	2,405,000 [a]	2,405,000
Rensselaer Industrial Development Agency, Senior Housing Revenue (Brunswick Senior Housing Project) (LOC; FHLB)	3.62	6/1/06	4,540,000 [a]	4,540,000
Riverhead Industrial Development Agency, MFHR (Liquidity Facility; Goldman Sachs and LOC; IXIS Corporate and Investment Bank)	3.57	6/7/06	2,600,000 [a,b]	2,600,000
Rockland County Industrial Development Agency, IDR (Intercos America Inc. Project) (LOC; HSBC Bank USA)	3.70	6/7/06	3,990,000 [a]	3,990,000
Seneca County Industrial Development Agency, Civic Facility Revenue (Kidspace National Centers of New York Project) (LOC; Key Bank)	3.54	6/7/06	1,770,000 [a]	1,770,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Suffolk County Industrial Development Agency, Civic Facility Revenue (Hampton Day School Civic Facilty) (LOC; JPMorgan Chase Bank)	3.48	6/7/06	2,840,000 [a]	2,840,000
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) (Insured; FNMA and Liquidity Facility; FNMA)	3.49	6/7/06	6,000,000 [a]	6,000,000
Suffolk County Industrial Development Agency, Research Facility Revenue (Cold Spring Harbor Laboratory Project) (LOC; JPMorgan Chase Bank)	3.59	6/1/06	1,300,000 [a]	1,300,000
Suffolk County Water Authority, Water System Revenue (Insured; MBIA)	5.01	6/1/06	100,000	100,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank)	3.54	6/7/06	2,400,000 [a]	2,400,000
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue (State Contingency Contract Secured)	4.00	6/1/06	2,745,000	2,745,000
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue (State Contingency Contract Secured) (Putters Program) (LOC; JPMorgan Chase Bank)	3.51	6/7/06	4,995,000 [a,b]	4,995,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.54	6/7/06	3,280,000 [a,b]	3,280,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.57	6/7/06	2,000,000 [a,b]	2,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ulster County Industrial Development Agency, IDR (Deluxe Packaging Corp. Project) (LOC; National Bank of Canada)	3.60	6/7/06	2,500,000 [a]	2,500,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Banksville Independent Fire Co., Inc. Civic Facility) (LOC; The Bank of New York)	3.46	6/7/06	1,000,000 [a]	1,000,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Jacob Burns Film Center Project) (LOC; The Bank of New York)	3.48	6/7/06	4,165,000 [a]	4,165,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.49	6/7/06	2,000,000 [a]	2,000,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank)	3.50	6/7/06	4,500,000 [a]	4,500,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Rye Country Day School Project) (LOC; Allied Irish Banks)	3.20	6/7/06	4,800,000 [a]	4,800,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Westchester Arts Council, Inc. Project) (LOC; Wachovia Bank)	3.48	6/7/06	3,200,000 [a]	3,200,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	5,050,000 a,b	5,050,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.53	6/7/06	4,300,000 a,b	4,300,000
Yorktown Central School District, GO Notes, BAN	3.92	7/12/06	3,955,000	3,955,966
Total Investments (cost $287,045,482)			**100.1%**	**287,045,482**
Liabilities, Less Cash and Receivables			**(.1%)**	**(267,186)**
Net Assets			**100.0%**	**286,778,296**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $59,000,000 or 20.6% of net assets.*

[c] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	70.4
AAA,AA,A d		Aaa,Aa,A d		AAA,AA,A d	12.0
Not Rated e		Not Rated e		Not Rated e	17.6
					100.0

†   *Based on total investments.*
d   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
e   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	287,045,482	287,045,482
Interest receivable		2,171,762
Prepaid expenses		12,164
		289,229,408
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		127,042
Cash overdraft due to Custodian		2,248,895
Payable for shares of Beneficial Interest redeemed		11,373
Accrued expenses		63,802
		2,451,112
Net Assets ($)		**286,778,296**
Composition of Net Assets ($):		
Paid-in capital		286,768,809
Accumulated net realized gain (loss) on investments		9,487
Net Assets ($)		**286,778,296**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		286,801,921
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2006

Investment Income ($):	
Interest Income	**7,449,345**
Expenses:	
Management fee–Note 2(a)	1,285,006
Shareholder servicing costs–Note 2(b)	265,851
Professional fees	58,465
Custodian fees	28,345
Prospectus and shareholders' reports	15,652
Registration fees	12,647
Trustees' fees and expenses–Note 2(c)	12,024
Miscellaneous	22,397
Total Expenses	**1,700,387**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(19,012)
Net Expenses	**1,681,375**
Investment Income–Net	**5,767,970**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	9,487
Net unrealized depreciation on investments	(207)
Net Realized and Unrealized Gain (Loss) on Investments	**9,280**
Net Increase in Net Assets Resulting from Operations	**5,777,250**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended May 31, | |
	2006	2005
Operations ($):		
Investment income–net	5,767,970	2,789,213
Net realized gain (loss) on investments	9,487	14,785
Net unrealized depreciation on investments	(207)	(3,104)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,777,250**	**2,800,894**
Dividends to Shareholders from ($):		
Investment income–net	**(5,771,128)**	**(2,789,213)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	273,930,402	287,930,847
Dividends reinvested	5,578,822	2,678,484
Cost of shares redeemed	(253,515,185)	(306,087,096)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**25,994,039**	**(15,477,765)**
Total Increase (Decrease) in Net Assets	**26,000,161**	**(15,466,084)**
Net Assets ($):		
Beginning of Period	260,778,135	276,244,219
End of Period	**286,778,296**	**260,778,135**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.022	.010	.004	.008	.014
Distributions:					
Dividends from investment income—net	(.022)	(.010)	(.004)	(.008)	(.014)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.26	1.05	.39	.75	1.44
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.66	.67	.66	.66	.65
Ratio of net expenses to average net assets	.65	.66	.66	.66	.65
Ratio of net investment income to average net assets	2.24	1.03	.39	.75	1.42
Net Assets, end of period ($ x 1,000)	286,778	260,778	276,244	290,038	288,257

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city personal income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation ("the Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2006 and May 31, 2005, were all tax exempt income.

During the period ended May 31, 2006, as a result of permanent book to tax differences, the fund decreased accumulated net realized gain (loss) on investments by $3,158 and increased accumulated undistributed investment income-net by the same amount. Net assets were not affected by this reclassification.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts.

The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, the fund was charged $172,661 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $63,206 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $3,829 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $112,000, chief compliance officer fees $1,605 and transfer agency per account fees $13,437.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus New York Tax Exempt Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus New York Tax Exempt Money Market Fund, including the statement of investments, as of May 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus New York Tax Exempt Money Market Fund at May 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
July 7, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended May 31, 2006 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are New York residents, New York state and New York city personal income taxes).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on April 18, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio, and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data,

which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses, and total return performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended February 28, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were at and above the Expense Group medians, respectively. The Board also noted that the fund's total expense ratio was slightly higher than the Expense Group and Expense Universe medians (less than one basis point higher in the case of the Expense Group).

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2006, and placed significant emphasis on comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted that the fund achieved second quintile total return rankings (the first quintile reflecting the highest performance ranking group) among its Performance Group for each reported time period up to 5 years, and a first quintile ranking for the 10-year period. The Board also noted the narrow spread in performance among the Performance Group funds.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and any differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds, to evaluate the appropriateness and reasonableness of the fund's management fee.

Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 186

————————

David W. Burke (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 79

————————

Gordon J. Davis (64)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 24

Joni Evans (64)
Board Member (1987)

Principal Occupation During Past 5 Years:
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 15

Arnold S. Hiatt (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
- Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
- Isabella Stewart Gardner Museum, Trustee
- John Merck Fund, a charitable trust, Trustee
- Business for Social Responsibility, Director
- The A.M. Fund, Trustee

No. of Portfolios for which Board Member Serves: 15

Burton N. Wallack (55)
Board Member (1991)

Principal Occupation During Past 5 Years:
- President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Samuel Chase, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 198 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
New York Tax Exempt
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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